Exhibit 99.3

AVRICORE HEALTH COMPLETES $1.54 MILLION FINANCING AND GRANTS OPTIONS

Vancouver, British Columbia – February 12, 2021 – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “Avricore”) announces it has closed its non-brokered private placement announced on February 3rd for gross proceeds of $1,540,000. The Company will issue 7,000,000 units at $0.22 per unit and will pay finders fees totaling $56,045 and issue 254,750 finders warrants.

This is the second round of financing completed this year, the company announced that it successfully closed $1.5 Million financing at $0.10 on January 26th, bringing total equity raised to over $3 Million.

“This placement was well oversubscribed on the first day and we worked very hard to create space for as many people as possible.” Said Hector Bremner, CEO of Avricore Health. “With these resources, we can now be laser-focused on business development and be assured that we are a debt-free and well capitalized organization ready to grow.”

Each Unit consists of one common share and one transferrable share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share for a period of 12 months from the closing date of the offering at a price of $0.30 per common share.

Closing of the Private Placement is subject to final acceptance by the TSX Venture Exchange. All securities issued in connection with the Private Placement will be subject to a four-month hold period from the closing date under applicable Canadian securities laws.

The Private Placement securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "1933 Act"), or under any state securities laws, and may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) absent registration or an applicable exemption from the registration requirements. This news release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

The Company also announces that pursuant to the Company’s stock option plan and the policies of the TSX Venture Exchange, it has granted 2,100,000 stock options to purchase common shares (“Shares”) of the Company at a price of $0.48 per Share for a period of five years to certain consultants, directors, and officers of the Company. The options vest on the date of grant.

Contact:

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.